NEWS RELEASE

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Extra High Property

Vancouver, BC. December 2, 2021. 37 Capital Inc. [the “Company” or “37 Capital”]. The Company is pleased to announce that the Company’s request to extend the expiry date of the claims covering the Extra High Property was accepted on December 1, 2021 by the Deputy Chief Gold Commissioner of the Government of British Columbia. As such, the expiry date of the Company’s Extra High mineral claims consisting of title numbers 509949, 509961,509969, 510214 and 510215 has been extended until July 31, 2022.

For more information on the Company, please contact the President of the Company at telephone number (604) 681-1519 ext. 6106 or visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board of,

37 CAPITAL INC.

“Jake H. Kalpakian”

Jake H. Kalpakian

President & CEO

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

37 Capital Inc.

Suite 303, 570 Granville Street.

Vancouver, BC V6C 3P1

Tel: (604) 681-1519 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com